December 22, 2006	Writer’s Direct Contact 703.760.7700 JBernstein@mofo.com
By Way of EDGAR
Securities and Exchange Commission
110 F Street, NE
Washington, DC 20549
Re:          Sourcefire, Inc.
               Amendment No. 2 to Registration Statement on Form S-1
               File No. 333-138199
Ladies and Gentlemen:
     On behalf of Sourcefire, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, the Company’s Amendment No. 2 to Registration Statement on Form S-1.
     Please direct any questions or comments regarding this filing to me at (703) 760-7700.
Very truly yours,

/s/ Jacob D. Bernstein

Jacob D. Bernstein
Enclosures
cc: Joseph M. Boyle